Exhibit 99.11

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto expands Mine of the Future™ programme and selects partners for rapid construction of deep underground mines
23 February 2010
Rio Tinto is expanding its Mine of the Future™ programme to develop new equipment and systems for deep underground mines and has selected three partners to work on the project. Aker Wirth and Atlas Copco will individually work with Rio Tinto to develop two new tunneling concepts and Herrenknecht will work with the Group on the development of a new shaft boring machine.
Rio Tinto’s Mine of the Future™ programme was unveiled in January 2008 and initially focused on the Group’s Pilbara iron ore operations. The programme is designed to create next generation technologies for mining operations that result in greater efficiency, lower production costs, improved health, safety and environmental performance, and more attractive working conditions.
Projects such as Resolution Copper in Arizona and Oyu Tolgoi in Mongolia will use an underground block cave mining method. This method requires construction of significant underground infrastructure prior to ore production. In anticipation of this need, Rio Tinto Technology and Innovation has been engaged in a long-running development programme to improve significantly both the safety and speed of constructing underground infrastructure such as shafts and tunnels.
The two new tunneling concepts from Atlas Copco and Aker Wirth will enable fast and cost effective tunnel creation. The shaft boring machinery being developed by Herrenknecht will combine rock excavation, rock transport and structural support — currently three separate processes — into a single system. All three new concepts are a result of civil tunneling industry technologies combined with input from Rio Tinto mining experts and contractor partners Redpath and Cementation.
John McGagh, Rio Tinto Head of Innovation, said, “At the heart of our Mine of the Future™ programme is industry-leading work to pioneer new technologies. The partnerships announced today will help us fundamentally change the world of underground mining by further improving safety and allowing more rapid construction of new underground mines. Our new partners will be very valuable in helping us to solve the challenges of developing block cave mines.”
The Rio Tinto, Atlas Copco and Herrenknecht teams will present information on their respective mining breakthroughs at the upcoming Society for Mining, Metallurgy and Exploration conference on 1-3 March 2010 in Phoenix, Arizona.
Note to Editors
The new Aker Wirth equipment is based on the company’s extensive experience in underground hard rock mining and tunneling. Its machinery will combine the flexibility of a road header operation with the robustness of a Tunnel Boring Machine and utilizes the learnings of a previous version from the early 1990s.

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Atlas Copco’s new tunneling machine, the Modular Mining Machine, is based on learnings from its previous Robbins Mobile Miner combined with many years of experience in a wide range of novel rock excavation techniques.
Herrenknecht’s new Shaft Boring Machine combines synchronous mechanical hard rock excavation, muck transport and rock support in a single system. The innovative single-system concept offers significant improvements in shaft construction rates and safety while minimizing technical risks.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Aker Wirth
Aker Wirth is one of the leading equipment suppliers, serving the energy sector for oil and gas drilling products as well as mining and civil construction products for the industry. For more than 110 years, Aker Wirth has been supporting the establishment of a modern and efficient development of natural resources and infrastructure, promoting growth and improving the standard of living around the world. Aker Wirth is a fully controlled subsidiary of Aker Solutions AS, a global provider of engineering and construction services, technology products and integrated solutions.
About Atlas Copco
Atlas Copco is an industrial group with world-leading positions in compressors, construction and mining equipment, power tools and assembly systems. The Group delivers sustainable solutions for increased customer productivity through innovative products and services. Founded 1873, the company is based in Stockholm, Sweden, and has a global reach spanning more than 170 countries. In 2009, Atlas Copco had about 30,000 employees and revenues of BSEK 64 (BEUR 6.0). Learn more at www.atlascopco.com.
About Herrenknecht
Herrenknecht AG located in Germany is a worldwide technology and market leader in mechanized tunneling. Herrenknecht is delivering cutting-edge tunnel boring machines for all ground conditions and with all diameters — ranging from 0.10 to 19 meters. In all parts of the world, around 1,000 Herrenknecht tunnel boring machines are at work. On demand we are creating project-specific equipment and service packages for our customers. The company also provides state-of-the-art deep drilling rigs to bore to a depth of 6,000 meters.

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For further information, please contact:

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Nick Cobban
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David Luff
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Stefano Bertolli
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Dave Skinner
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Simon Ellinor
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Website: www.riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media/press_kit.asp